UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 22, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 July 2025 entitled ‘Major Shareholding Notification’.

22 July 2025

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

Barclays PLC

City of registered office (if applicable)

London

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Name	City of registered office	Country of registered office
Barclays Bank PLC

5. Date on which the threshold was crossed or reached

11-Jul-2025

6. Date on which Issuer notified

21-Jul-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.040000	6.020000	6.060000	1470733270
Position of previous notification (if applicable)	0.120000	5.960000	6.080000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	7576971	1237897	0.030000	0.010000
Sub Total 8.A	8814868		0.040000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to recall	n/a	n/a	81928053	0.340000
Physical Call Option	17/10/2025- - 20/03/2026	n/a	72290316	0.300000
Sub Total 8.B1			154218369	0.640000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD	n/a	n/a	Cash	42512348	0.170000
Equity Swap	22/12/2025	n/a	Cash	28758419	0.120000
Portfolio Swap	13/08/2025 - 05/06/2028	n/a	Cash	57718445	0.240000
Put Option	20/10/2025 - 23/12/2026	n/a	Cash	498286130	2.050000
Call Option	20/10/2025 - 23/12/2026	n/a	Cash	620028484	2.550000
Put Option	17/10/2025- - 20/03/2026	n/a	Physical	60396207	0.250000
Sub Total 8.B2				1307700033	5.380000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Barclays PLC	Barclays Bank PLC		5.430000	5.430000%
Barclays PLC	Barclays Capital Securities Limited
Barclays PLC	Barclays Capital Inc.
Barclays PLC	Barclays Investment Solutions Limited
Barclays PLC	BARCLAYS BANK (SUISSE) SA
Barclays PLC	Barclays Bank Ireland PLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Full chain of controlled undertaking:
Barclays PLC
Barclays Bank PLC (100%)
Barclays Capital Securities Limited (100%)

Barclays PLC
Barclays Bank PLC (100%)
Barclays US Holdings Limited (100%)
Barclays US LLC (100%)
Barclays Group US Inc. (100%)
Barclays Capital Inc. (100%)

Barclays PLC
Barclays Bank PLC (100%)
Barclays Investment Solutions Limited (100%)

Barclays PLC
Barclays Bank PLC (100%)
B.P.B. (HOLDINGS) LIMITED (100%)
BARCLAYS BANK (SUISSE) SA (100%)

Barclays PLC
Barclays Bank PLC (100%)
Barclays Bank Ireland PLC (100%)

12. Date of Completion

21-Jul-2025

13. Place Of Completion

London

ENDS

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 340 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with 205 million IoT connections, and we provide financial services to around 88 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 22, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary